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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A-5
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 5)

MDI Entertainment, Inc.
(Name of Subject Company (Issuer))

Blue Suede Acquisition Corp.,
a wholly-owned subsidiary of Scientific Games International, Inc.
and
 Scientific Games International, Inc.
a wholly-owned subsidiary of Scientific Games Corporation
(Name of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

552685109
(CUSIP Number of Class of Securities)

Martin E. Schloss, Esq.
Vice President, General Counsel
Scientific Games Corporation
750 Lexington Avenue
New York, New York 10022
(212) 754-2233
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With Copy to:
 M. Timothy Elder, Esq.
Smith, Gambrell & Russell, LLP
Promenade II, Suite 3100
Atlanta GA 30309-3592
(404) 815-3500

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**+:
$18,902,926.40	$1,739.07

*
Estimated for purposes of calculating the amount of the filing fee only. The calculation of the transaction valuation assumes the purchase of 11,814,329 outstanding shares of common stock of MDI Entertainment, Inc. at a purchase price of $1.60 per share.
**
The amount of the filing fee calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 92/1,000,000 of the transaction value.
+
Previously paid.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid:	Form or registration no.:
Filing Party:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

        ☒    third-party tender offer subject to Rule 14d-1.

        ☐    issuer tender offer subject to Rule 13e-4.

        ☐    going-private transaction subject to Rule 13e-3.

        ☐    amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

        This Amendment No. 5 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO, filed with the SEC initially on November 26, 2002, as amended on December 13, 2002, December 20, 2002, December 23, 2002 and January 10, 2003. The Tender Offer Statement on Schedule TO (the "Statement") related to the offer by Blue Suede Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Scientific Games International, Inc., a Delaware corporation (the "Parent"), to purchase all the issued and outstanding shares of common stock, par value $0.001 per share (the "Shares"), of MDI Entertainment, Inc., a Delaware corporation (the "Company"), at a purchase price of $1.60 per share, net to the seller in cash. The terms and conditions of the offer were described in the Offer to Purchase, dated Tuesday, November 26, 2002, as amended on December 13, 2002, December 20, 2002, and December 23, 2002 (the "Offer to Purchase"), a copy of which as amended was filed as Exhibit (a)(1)(A) to Amendment No. 3 to the Schedule TO, and the related Letter of Transmittal and the instructions thereto, a copy of which was filed as Exhibit (a)(1)(B) to the initial Schedule TO (which, as amended or supplemented from time to time, together constituted the "Offer").

        This amendment is filed to report the final results of the Tender Offer and certain post-Tender Offer events.

        On January 17, 2003, Purchaser completed the purchase of 3,695,169 shares of MDI common stock from Steven M. Saferin ("Saferin") and certain other transactions contemplated by the terms of that certain Stock Purchase Agreement by and among Parent, Blue Suede Acquisition Corp. and Saferin.

        On January 18, 2003, Parent completed the acquisition of MDI through a short form merger under Delaware law.

        On January 22, 2003, Scientific Games Corporation issued a press release on behalf of Parent and Purchaser announcing final totals of the shares purchased pursuant to the tender offer and the completion of the merger pursuant to a short form merger under Delaware law. A copy of the press release is attached hereto as Exhibit (a)(5)(F) and is incorporated herein by reference.

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ITEM 12.    Exhibits.

(a)(1)(A)	***	Offer to Purchase, as further amended and marked to show changes from Exhibit(a)(1)(A) filed on December 13, 2002.
(a)(1)(B)	*	Letter of Transmittal.
(a)(1)(C)	*	Notice of Guaranteed Delivery.
(a)(1)(D)	*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	*	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute W-9.
(a)(5)(A)	*	Joint Press Release issued by Scientific Games International, Inc. and MDI Entertainment, Inc. on November 19, 2002, filed under cover of the Schedule TO filed by Scientific Games Corporation, Inc. on November 19, 2002, and incorporated herein by reference.
(a)(5)(B)	*	Summary Advertisement as published in The New York Times on November 26, 2002.
(a)(5)(C)	*	Press Release issued by Scientific Games International, Inc. on November 26, 2002.
(a)(5)(D)	****	Press Release issued by Scientific Games Corporation on behalf of Scientific Games International, Inc. and Blue Suede Acquisition Corp. on December 23, 2002
(a)(5)(E)	****	Press Release issued by Scientific Games Corporation on behalf of Scientific Games International, Inc. and Blue Suede Acquisition Corp. on January 10, 2003
(a)(5)(F)		Press Release issued by Scientific Games Corporation on behalf of Scientific Games International, Inc. and Blue Suede Acquisition Corp. on January 22, 2003.
(d)(1)	*	Agreement and Plan of Merger, dated as of November 19, 2002, by and among Scientific Games International, Inc., Blue Suede Acquisition Corp. and MDI Entertainment, Inc.
(d)(1)-2	**	First Amendment to Agreement and Plan of Merger dated December 13, 2002 by and among Scientific Games International, Inc., Blue Suede Acquisition Corp. and MDI Entertainment, Inc.
(d)(1)-3	***	Second Amendment to Agreement and Plan of Merger dated December 20, 2002 by and among Scientific Games International, Inc., Blue Suede Acquisition Corp. and MDI Entertainment, Inc.
(d)(2)	*	Stock Purchase Agreement, dated as of November 19, 2002, by and among Scientific Games International, Inc., Blue Suede Acquisition Corp. and Steven M. Saferin (incorporated by reference to MDI Entertainment, Inc.'s Current Report on Form 8-K filed November 20, 2002).
(d)(3)	*	Employment Agreement, dated November 19, 2002, by and between Scientific Games International, Inc. and Steven M. Saferin.
(d)(4)	*	Non-Compete Agreement, dated as of November 19, 2002, by and among Scientific Games International, Inc., Blue Suede Acquisition Corp. and Steven M. Saferin.
(d)(5)	*	Mutual Confidentiality Agreement, dated February 28, 2002, by and between Scientific Games International, Inc. and MDI Entertainment, Inc.

*
Filed as an exhibit to Offeror's Schedule TO filed November 26, 2002.

**
Filed as an exhibit to Offeror's Schedule TO-A filed December 13, 2002.

***
Filed as an exhibit to Offeror's Schedule TO-A filed December 20, 2002.

****
Filed as an exhibit to Offeror's Schedule TO-A filed December 23, 2002.

****
Filed as an exhibit to Offeror's Schedule TO-A filed January 10, 2003.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCIENTIFIC GAMES CORPORATION
By:	/s/ MARTIN E. SCHLOSS Name: Martin E. Schloss Title: Vice President, General Counsel
SCIENTIFIC GAMES INTERNATIONAL, INC.
By:	/s/ C. GRAY BETHEA, JR. Name: C. Gray Bethea, Jr. Title: Vice President, Secretary and General Counsel
BLUE SUEDE ACQUISITION CORP.
By:	/s/ C. GRAY BETHEA, JR. Name: C. Gray Bethea, Jr. Title: Vice President

Date: January 22, 2003

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EXHIBIT INDEX

EXHIBIT NO.		DESCRIPTION
(a)(1)(A)	***	Offer to Purchase, as further amended and marked to show changes from Exhibit(a)(1)(A) filed on December 13, 2002.
(a)(1)(B)	*	Letter of Transmittal.
(a)(1)(C)	*	Notice of Guaranteed Delivery.
(a)(1)(D)	*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	*	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute W-9.
(a)(5)(A)	*	Joint Press Release issued by Scientific Games International, Inc. and MDI Entertainment, Inc., on November 19, 2002, filed under cover of the Schedule TO filed by Scientific Games Corporation, Inc. on November 19, 2002 and incorporated herein by reference.
(a)(5)(B)	*	Summary Advertisement as published in The New York Times on November 26, 2002.
(a)(5)(C)	*	Press Release issued by Scientific Games International, Inc. on November 26, 2002.
(a)(5)(D)	****	Press Release issued by Scientific Games Corporation on behalf of Scientific Games International, Inc. and Blue Suede Acquisition Corp. on December 23, 2002
(a)(5)(E)	****	Press Release issued by Scientific Games Corporation on behalf of Scientific Games International, Inc. and Blue Suede Acquisition Corp. on January 10, 2003
(a)(5)(F)		Press Release issued by Scientific Games Corporation on behalf of Scientific Games International, Inc. and Blue Suede Acquisition Corp. on January 22, 2003.
(d)(1)	*	Agreement and Plan of Merger, dated as of November 19, 2002, by and among Scientific Games International, Inc., Blue Suede Acquisition Corp. and MDI Entertainment, Inc.
(d)(1)-2	**	First Amendment to Agreement and Plan of Merger dated December 13, 2002 by and among Scientific Games International, Inc., Blue Suede Acquisition Corp. and MDI Entertainment, Inc.
(d)(1)-3	***	Second Amendment to Agreement and Plan of Merger dated December 20, 2002 by and among Scientific Games International, Inc., Blue Suede Acquisition Corp. and MDI Entertainment, Inc.
(d)(2)	*	Stock Purchase Agreement, dated as of November 19, 2002, by and among Scientific Games International, Inc., Blue Suede Acquisition Corp. and Steven M. Saferin (incorporated by reference to MDI Entertainment, Inc.'s Current Report on Form 8-K filed November 20, 2002).
(d)(3)	*	Employment Agreement, dated November 19, 2002, by and between Scientific Games International, Inc. and Steven M. Saferin.
(d)(4)	*	Non-Compete Agreement dated November 19, 2002, by and among Scientific Games International, Inc., Blue Suede Acquisition Corp. and Steven M. Saferin.
(d)(5)	*	Mutual Confidentiality Agreement, dated February 28, 2002, by and between Scientific Games International, Inc. and MDI Entertainment, Inc.

*
Filed as an exhibit to Offeror's Schedule TO filed November 26, 2002.

**
Filed as an exhibit to Offeror's Schedule TO-A filed December 13, 2002.

***
Filed as an exhibit to Offeror's Schedule TO-A filed December 20, 2002.

****
Filed as an exhibit to Offeror's Schedule TO-A filed December 23, 2002.

****
Filed as an exhibit to Offeror's Schedule TO-A filed January 10, 2003.

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  ITEM 12. Exhibits.
SIGNATURE
EXHIBIT INDEX